Law Offices
Stradley Ronon Stevens & Young, LLP
1250 Connecticut Ave,  NW
Washington, DC 20036
(202) 822-9611

April 29, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	AIM Funds Group (Invesco Funds Group) (the “Trust”)
File Nos. 002-27334 and 811-01540
(Accession No. 0000950123-11-039388)

Dear Sir or Madam:

I am writing on behalf of the above-referenced Trust, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment to the Trust’s registration statement on Form N-1A filed with EDGAR submission type 485BPOS, which was accepted via the EDGAR system at 5:32 p.m. on April 26, 2011 (Accession No. 0000950123-11-039388), and deemed filed on April 27, 2011.  Such post-effective amendment was filed with the incorrect series and class identifiers.  The post-effective amendment was re-filed at 4:08 p.m. on April 28, 2011 containing the correct series and class identifiers.

Therefore, the Trust respectfully requests the Commission’s consent to the withdrawal of Registrant’s post-effective amendment (Accession No. 0000950123-11-039388) filed under the EDGAR submission type 485BPOS.

If you have any questions, or require anything further regarding the request, please contact me at (202) 419-8402.

Very truly yours,

/s/Christopher J. Zimmerman
Christopher J. Zimmerman